Filed Pursuant to Rule 433
Registration No. 333-184850
May 14, 2015

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 14, 2015)

Issuer:	Southern Power Company
Security:	Series 2015A 1.500% Senior Notes due June 1, 2018
Expected Ratings:*	Baa1/BBB+/BBB+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000
Initial Public Offering Price:	99.796%
Maturity Date:	June 1, 2018
Treasury Benchmark:	0.750% due April 15, 2018
Benchmark Treasury Yield:	0.919%
Spread to Treasury:	+65 basis points
Re-offer Yield:	1.569%
Make-Whole Call:	T+10 basis points
Coupon:	1.500%
Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2015
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	843646 AK6 / US843646AK66
Trade Date:	May 14, 2015
Expected Settlement Date:	May 20, 2015 (T+4)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. UBS Securities LLC
Co-Managers:	Banca IMI S.p.A. BBVA Securities Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.
Concurrent Offering:
$300,000,000 of Southern Power Company’s Series 2015B 2.375% Senior Notes due June 1, 2020, expected to be issued on May 20, 2015. The closing of the offering of the Series 2015A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0791, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or UBS Securities LLC toll-free at 1-888-827-7275.